UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C. 20549

                              AMENDMENT NO. 1
                                    TO
                                FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the Calendar Quarter Ended September 30, 2001


                         Dominion Resources, Inc.
                   (Name of registered holding company)


                            120 Tredegar Street
                         Richmond, Virginia 23219
                 (Address of principal executive offices)




     Dominion Resources, Inc. ("DRI") hereby amends its Form U-9(C)-3 for the calendar quarter ended September 30, 2001 as follows.

ITEM 1 - ORGANIZATION CHART

     Delete "(new)" after the following names of reporting companies on pages 2 and 3.


     Dominion Energy Technology, Inc.
     Dominion Metering Services, Inc.
     Dominion Cleveland Thermal, Inc.


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ITEM 3 - ASSOCIATE TRANSACTIONS

     Add the following at the end of the columns in the table in Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies on page 5.


DOES        DEI       Engineering  $334,691       0       0    $334,691







                                   SIGNATURE

     The undersigned registered holding company has duly caused this amendment to its quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                               DOMINION RESOURCES, INC.


                                               By: N. F. Chandler
                                               Its Attorney

December 3, 2001




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